Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

CHARTERED APPOINTS STEVEN HAMBLIN AS DIRECTOR
AND AUDIT COMMITTEE MEMBER

Chartered Semiconductor Manufacturing Ltd (“Chartered” or the “Company”) today announced the appointment of Mr. Steven H. Hamblin as an independent Director of the Company as well as a member of its Audit Committee with effect from January 1, 2006.

Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument.

Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University.

Mr. Hamblin is currently a Director of STATS ChipPAC Ltd, which is also dual listed on the Singapore Exchange and NASDAQ.

By Order of the Board

Looi Lee Hwa
Company Secretary

Submitted by Looi Lee Hwa, Company Secretary on December 16, 2005, to the SGX